UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-33143

(Check One):   ☐    Form 10-K   ☒    Form 20-F   ☐    Form 11-K   ☐    Form 10-Q   ☐    Form N-SAR

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Claxson Interactive Group Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Avenida Melian 2752

Address of Principal Executive Office (Street and Number)

C1430EYH Buenos Aires, Argentina

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2003 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 20-F. The Form 20-F will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Amaya Ariztoy	(305)	894-3577

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes          ☐    No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes          ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

See Attachment A hereto.

Claxson Interactive Group Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2004	By /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

ATTACHMENT TO FORM 12b-25

Form 20-F for the period ended December 31, 2003

PART IV — OTHER INFORMATION

(3)	The Registrant anticipates that it will report a significant change in its results of operations for the year ended December 31, 2003 from the corresponding period for the previous fiscal year. The Registrant anticipates that it will report a net income of approximately U.S.$8.33 million for the year ended December 31, 2003 compared to a net loss of U.S.$138,429,000 for the year ended December 31, 2002.